444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE American: PLM

NEWS RELEASE	2021-14

Minnesota activates PolyMet Air Permit

St. Paul, Minn., December 20, 2021 - The Minnesota Pollution Control Agency today issued supplemental findings supporting its conclusions for the air permit for the NorthMet Project, satisfying a Court of Appeals order regarding a key permit required for the company to build and operate the first copper-nickel-precious metals mine in northeast Minnesota, according to Poly Met Mining, Inc., a wholly owned subsidiary of PolyMet Mining Corp. (together "PolyMet" or the "company") TSX: POM; NYSE American: PLM.

This concludes a process three years to the day after the MPCA issued PolyMet its air permit. Since then, PolyMet has overcome multiple legal challenges to the permit, including prevailing in the Minnesota Supreme Court.

"As we have steadfastly maintained, the facts and science prove the project will meet air quality standards. That has never been in doubt," said Jon Cherry, chairman, president and CEO. "This important permit moves us one big step closer to constructing NorthMet, a project that will provide numerous economic benefits to northeast Minnesota along with a U.S.-based supply of metals crucial for the transition to a greener economy," he said.

"Of 22 lawsuits challenging the project only four cases remain and those are planned to be heard during 2022," Cherry said. "All cases that have reached final conclusion have been in PolyMet's favor."

The NorthMet mine will feed the mineral supply chain to meet the growing global demand for copper, nickel, cobalt and other metals needed for the U.S. and global transition to clean energy technologies such as solar and wind farms, battery storage and electric mobility, Cherry said. Most of the known resources of nickel and cobalt in the U.S. are found in Minnesota according to the U.S. Geological Survey.

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About PolyMet

PolyMet is a mine development company that owns 100% of the NorthMet Project, the first large-scale project to have received permits within the Duluth Complex in northeastern Minnesota, one of the world's major, undeveloped mining regions. NorthMet has significant proven and probable reserves of copper, nickel and palladium - metals vital to infrastructure improvements and global carbon reduction efforts - in addition to marketable reserves of cobalt, platinum and gold. When operational, NorthMet will become one of the leading producers of nickel, palladium and cobalt in the U.S., providing a much needed, responsibly mined source of these critical and essential metals.

Located in the Mesabi Iron Range, the project will provide economic diversity while leveraging the region's established supplier network and skilled workforce and generate a level of activity that will have a significant effect in the local economy. For more information: www.polymetmining.com.

For further information, please contact:

Media
Bruce Richardson, Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations

Tony Gikas, Investor Relations

Tel: +1 (651) 389-4110

investorrelations@polymetmining.com

PolyMet Disclosures

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet's operations in the future. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible," "projects," "plans," and similar expressions, or statements that events, conditions or results "will," "may," "could," or "should" occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet's most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2020, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company's mineral resource and other data as required under National Instrument 43-101.

No regulatory authority has reviewed or accepted responsibility for the adequacy or accuracy of this release.